SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			    Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of March 24th, 2004
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  March 24th, 2004		By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer






		CORPORACION DURANGO REACHES AGREEMENT IN
		   PRINCIPLE WITH ITS KEY CREDITORS


Durango, Dgo., Mexico, March 24, 2004 - Corporacion Durango, S.A. de C.V. (NYSE: CDG / BMV: CODUSA) (Corporacion Durango), today announced that it had reached an agreement in principle with its bank lenders and members of the Ad Hoc Bondholders Committee, who collectively hold a substantial portion of its outstanding unsecured indebtedness.

Under the terms of the agreement in principle, the creditors will support a comprehensive restructuring of Corporacion Durango s unsecured financial debt. The agreement in principle is subject to certain conditions, including the execution and delivery of definitive documentation. Corporacion Durango intends to seek additional creditor support to the terms of the proposed restructuring as soon as practicable.

Miguel Rincon, Chairman of Corporacion Durango commented: "We are pleased that our key financial creditors have provided Corporacion Durango with the support necessary to negotiate the final terms of this proposed restructuring. This support will permit us to pursue a recapitalization plan in an orderly manner that ultimately is expected to result in a more adequate capital structure for Corporacion Durango. The reduced debt and financing costs produced by the proposed recapitalization will enhance theliquidity and financial flexibility of Corporacion Durango and its operating subsidiaries. It is our opinion that the operating subsidiaries and their stakeholders will not be adversely affected by this process, which will take place at the holding company level. We are confident that we will conclude this process as soon as possible."

Corporacion   Durango  expects  in  the  coming  weeks to file a Report of
Foreign Issuer   on  Form  6-K with the Securities and Exchange Commission
that contains  the terms of the proposed restructuring.

Corporacion Durango is the largest producer of containerboard in Mexico through its division Grupo Industrial Durango, is the largest Mexican national producer of newsprint through its division Pipsamex, is the largest manufacturer of corrugated containers in Mexico through its divisio Empresas Titan, is the largest Mexican national company of wood products through its division Ponderosa, is the Mexican paper company with the largest industrial operations in the U.S. through its division McKinley Paper and is also one of the largestmanufacturers in Mexico of uncoated free-sheet and multi-wall sacks.


Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their
business  plan;   their  ability  to  attract, motivate  and/or retain key
executives and associates; and their ability to attract and retain customers.

Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durango s reports filed with the United States Securities and Exchange Commission. Although Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management, Corporacion Durango cannot guarantee future results or events. Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.


				CONTACTS


    Corporacion Durango, S.A. de C.V.     The Global Consulting Group

    Mayela R. Velasco            	  Mariana Crespo
    +52 (618) 829 1008     		  (646) 284 9407
    mrinconv@corpdgo.com.mx     	  mcrespo@hfgc.com

    Miguel Antonio R.
    +52 (618) 829 1070
    rinconma@corpdgo.com.mx